SilverBox Corp III

1250 S. Capital of Texas Highway

Building 2, Suite 285

Austin, Texas 78746

February 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melanie Singh
Maryse Mills-Apenteng

Re:	SilverBox Corp III
Registration Statement on Form S-1
Filed February 10, 2023

Dear Ms. Singh and Ms. Mills-Apenteng:

On behalf of our client, SilverBox Corp III (the “Registrant,” “we,” “our” or “us”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated February 16, 2023 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, each of the Staff’s comments contained in the Comment Letter is duplicated below in bold and is followed by the Registrant’s response.

All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), unless otherwise noted. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	We note your disclosure that your sponsor may extend up to 21 months the deadline to complete an initial business combination by purchasing additional warrants at any time after the closing of the offering and prior to the consummation of your initial business combination. Please disclose on the cover page, consistent with your risk factor beginning on page 63, that this structure is unlike the structure of similar blank check companies, which you indicate generally are only permitted to extend the time period in connection with amendments to the certificate of incorporation, and that stockholders will not be entitled to vote on or redeem their shares in connection with such extension.

Response: We have added disclosure to the cover page of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

February 21, 2023

General

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We supplementally advise the Staff that SilverBox Sponsor III LLC, our sponsor (the “Sponsor”), is a Delaware limited liability company, is controlled by our Chief Executive Officer and Chairman, Stephen Kadenacy, and our Founding Partner, Joseph Reece, each of whom is a U.S. citizen. Further, the Sponsor does not have any substantial ties to a non-U.S. person, and, other than our Chief Investment Officer, Duncan Murdoch, no other member of the Sponsor is a non-U.S. person. Mr. Murdoch is an Australian citizen. Further, Mr. Murdoch does not control the Sponsor and holds an immaterial interest in the Sponsor. Accordingly, we advise the Staff that the Registration Statement need not be revised to include the additional risk factor disclosure as it is not a material risk to our ability to consummate an initial business combination.

Securities and Exchange Commission

February 21, 2023

* * *

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (213) 683-6188.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko
Paul Hastings LLP

cc:	Stephen Kadenacy, SilverBox Corp III
Joseph Reece, SilverBox Corp III
Dan Esters, SilverBox Corp III
Ilir Mujalovic, Shearman & Sterling LLP